Room 4561

July 15, 2005

Mr. Jerome R. Mahoney
Chairman of the Board
iVoice Technology, Inc.
750 Highway 34
Matawan, New Jersey 07747

Re: iVoice Technology, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed June 24, 2005
File No. 333-120490

Dear Mr. Mahoney:

We have reviewed your amended filing and have the following comments.

General

1.   We note your response to comment no. 2 in our letter dated May 13, 2005. In light of the
        termination of your equity line of credit and your convertible debentures, your Form SB-
        2, File No. 333-120608, is an outstanding registration statement for distribution of
        securities under an agreement that has been terminated. The disclosure in the Form SB-2
        also currently conflicts with the disclosure in this filing. Please withdraw your Form SB-
        2, File No. 333-120608. Equity line resale filings must be made after entry into a valid
        equity line arrangement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

2.   We note your revised disclosure in response to comment no. 5 in our letter dated May 13,
        2005. The amendment to Mr. Mahoney's employment agreement sets forth his
        agreement to be paid in Class B common stock but does not address the price at which
        the Class B common stock will be exchanged for in lieu of cash compensation. Please
        advise us on the basis for and enforceability of this arrangement particularly in light of its
        absence from the amendment to Mr. Mahoney's employment agreement.

iVoice Technology's Management

3.   We note your revised disclosure adding Mr. Esser as a director. Please revise so that your disclosure addresses the requirements of Items 401 of Regulation S-B. We note, for example, that your disclosure does not appear to concisely account for the past five years with respect to Mr. Esser's business experience.

Exhibit 5.1

4.   Counsel's opinion appears to address the validity of the securities upon their sale as contemplated by the registration statement. Your filing, however, registers the distribution of the securities to current iVoice shareholders. Please advise or revise as appropriate.

Exhibit 23.1

5.   The consent of the independent accountants in Exhibit 23.1 should not refer to incorporation by reference because their report is contained directly in the registration statement.

                            *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at (202) 551-3237, or Tia Jenkins at (202) 551-3871, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, Assistant Director, at or (202) 942-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile</u>
        Scott Rosenblum, Esq.
        Kramer Levin Naftalis & Frankel LLP
        919 Third Avenue
        New York, New York 10022
        Telephone: (212) 715-9100
        Facsimile: (212) 715-8000